Dreyfus Premier Enterprise Fund

SEMIANNUAL REPORT March 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

2   A Letter from the CEO

3   Discussion of Fund Performance

6   Understanding Your Fund's Expenses

6   Comparing Your Fund's Expenses
        With Those of Other Funds

7   Statement of Investments

11 Statement of Assets and Liabilities

12 Statement of Operations

13 Statement of Changes in Net Assets

15 Financial Highlights

19 Notes to Financial Statements

FOR MORE INFORMATION

Back Cover

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Enterprise Fund, covering the six-month period from October 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging times for equity investors during this recent bull market run. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of October 1, 2007, through March 31, 2008, as provided by James D. Padgett, CFA, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended March 31, 2008, Dreyfus Premier Enterprise Fund's Class A shares produced a total return of –22.54%, Class B shares produced –22.85%, Class C shares produced –22.89%, and Class T shares produced –22.70%.[1] In comparison, the fund's benchmark, the Russell 2000 Growth Index (the "Index"), produced a total return of –14.66%.[2]

All capitalization ranges within the U.S. stock market lost value amid an intensifying economic slowdown and a "flight to quality" among investors, but smaller stocks were hit harder than larger ones. Because the fund focuses on "micro-cap" companies at the lower end of the small-cap range, it did face a performance headwind relative to its benchmark which consists of companies with a larger weighted average market capitalization. Compared to the benchmark, the bulk of the fund's relative performance shortfall occurred during the fourth quarter of 2007. Encouragingly, the fund achieved improved relative performance (albeit still lagging the benchmark) when market conditions began to stabilize over the first quarter of 2008.

The Fund's Investment Approach

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 65% of its assets in the stocks of micro-cap companies, which typically are small (under $650 million market cap) and relatively unknown. The fund may also invest in larger companies if we believe they represent better prospects for capital appreciation. Although the fund normally will invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities. The fund's investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings. The fund may also invest in securities issued by exchange-traded investment companies, which are designed to track a specific equity index.

We look for companies with fundamental strengths that indicate the potential for strong profit growth. We focus on individual stock selection, searching one by one for companies with one or more of the following

characteristics: strong management teams; competitive industry positions; focused business plans; compelling product or market opportunities; strong business prospects; and the ability to benefit from changes in technology, regulations or industry sector trends.

Economic and Credit Woes Undermined Small-Cap Stocks

U.S. stocks posted negative absolute returns over the reporting period due to a sharp downturn in the U.S. economy and an intensifying credit crunch that began in the sub-prime mortgage market and spread throughout the financial markets. Concerns regarding declining U.S. housing values, surging energy and food prices and their impact on consumer spending weighed heavily on investor psychology. The Federal Reserve Board attempted to promote market liquidity and forestall further economic deterioration by injecting capital into the banking system and reducing short-term interest rates from 5.25% at the start of the reporting period to 2.25% at the end.

In this turbulent market environment, investors shifted their focus away from domestic small-cap and micro-cap companies toward larger companies with histories of more consistent earnings growth in a variety of economic climates. In our judgment, many fundamentally sound micro-cap companies were unfairly punished by indiscriminate selling among newly risk-averse investors.

Health Care Holdings Weighed on Performance

Damage from deteriorating investor sentiment was particularly severe among the fund's health care holdings. InfuSystems Holdings, which rents infusion pumps for the oncology market, lost value as the company's near-term profit targets began to look too optimistic. InfuSystems evolved from a SPAC (special purpose acquisition company) structure as it acquired its first operating business from I-Flow Corporation (another portfolio holding) during the quarter. Unfortunately, low trading liquidity and relative obscurity have accentuated volatility in the price of InfuSystems shares. Among other health care positions that negatively impacted fund performance, Penwest Pharmaceuticals was hurt by fears of generic competition for its pain management drug, and biotechnology firm Metabolix suffered after announcing a delay in production of a new generation of environmentally-friendly plastics.

The fund also realized disappointing performance from certain of our security selections in the consumer discretionary and financials sectors due to unsettled conditions in the consumer and capital markets, respectively. The fund's technology holdings generally performed in line with the benchmark's technology component overall. Beneath this, however, Israeli networking equipment maker Radware and telephone headset company Plantronics ranked among the fund's most significant laggards as they were impacted by fears that a slowing economy could hurt corporate IT spending.

The fund achieved better relative performance from individual stocks in a variety of market sectors. Health care consulting firm First Consulting Group and specialty medical products manufacturer Lifecore Biomedical were both acquired for significant premiums during the period. Diversified specialty chemicals company Balchem Corporation executed its business plan well and hit its financial targets. Specialty drug developer Auxilium Pharmaceuticals benefited from growing investor excitement in advance of the release of clinical trial data for an important new product. Transportation logistics company Hub Group rallied as investors anticipated the early stages of an economic recovery, and the company aided this sentiment by reporting strong earnings.

Finding Opportunities in a Distressed Market

Despite ongoing market turmoil, we are optimistic regarding the longer-term prospects of micro-cap stocks. The current downturn has created more attractive valuations among a number of micro-cap companies with attractive business fundamentals and bright growth prospects. While it is impossible to predict accurately when economic and market recoveries will begin, we believe that investors with patience, discipline and a long-term perspective are in a strong position to benefit when they occur.

April 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
   Since the fund's inception, a significant portion of the fund's performance has been attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Enterprise Fund from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2008

	Class A	Class B	Class C	Class T
Expenses paid per $1,000†	$ 3.99	$ 7.48	$ 7.22	$ 5.23
Ending value (after expenses)	$774.60	$771.50	$771.10	$773.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2008

	Class A	Class B	Class C	Class T
Expenses paid per $1,000†	$ 4.55	$ 8.52	$ 8.22	$ 5.96
Ending value (after expenses)	$1,020.50	$1,016.55	$1,016.85	$1,019.10

† *Expenses are equal to the fund's annualized expense ratio of .90% for Class A, 1.69% for Class B, 1.63% for Class C and 1.18% for Class T; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2008 (Unaudited)

Common Stocks−97.6%	Shares		Value ($)
Consumer Discretionary−15.6%			
Aaron Rents	64,800		1,395,792
American Public Education	50,000	a	1,518,500
BJ's Restaurants	68,700	a,b	989,967
Cache	143,030	a	1,614,809
California Pizza Kitchen	56,200	a,b	736,782
Casual Male Retail Group	138,600	a,b	582,120
Cherokee	20,200	b	680,134
FGX International Holdings	132,700	a	1,587,092
G-III Apparel Group	133,337	a	1,789,383
K12	82,925	a,b	1,624,501
McCormick & Schmick's Seafood Restaurants	72,783	a,b	847,922
Red Lion Hotels	153,000	a	1,309,680
Systemax	83,300	b	1,004,598
True Religion Apparel	36,100	a,b	669,655
Wet Seal, Cl. A	319,900	a,b	1,084,461
			17,435,396
Consumer Staples−1.5%			
Smart Balance	158,100	a,b	1,248,990
Susser Holdings	21,850	a	410,124
			1,659,114
Energy−6.9%			
Arena Resources	53,300	a,b	2,063,243
ENGlobal	206,143	a,b	1,762,523
T-3 Energy Services	52,330	a	2,227,165
Tetra Technologies	46,600	a,b	738,144
TXCO Resources	72,800	a,b	901,264
			7,692,339
Exchange Traded Funds−6.8%			
iShares Nasdaq Biotechnology Index Fund	33,400	b	2,531,052
PowerShares Dynamic Biotechnology & Genome Portfolio	150,600	a,b	2,527,068
Powershares QQQ	57,900	b	2,531,388
			7,589,508

Common Stocks (continued)	Shares	Value ($)
Financial–4.5%		
AmericanWest Bancorp	62,350 [b]	543,692
Cardtronics	155,120 [a]	1,081,186
Community Bancorp	45,950 [a,b]	623,082
Grubb & Ellis	168,500 [b]	1,157,595
Hallmark Financial Services	58,500 [a]	652,860
Marlin Business Services	64,500 [a,b]	486,330
Thomas Weisel Partners Group	80,100 [a,b]	530,262
		5,075,007
Health Care–15.5%		
Air Methods	38,600 [a,b]	1,867,082
CONMED	44,100 [a]	1,130,724
Ensign Group	83,600	774,972
Five Star Quality Care	332,100 [a,b]	2,108,835
Hansen Medical	30,200 [a,b]	424,612
HMS Holdings	20,600 [a]	588,130
Hologic	10,800 [a]	600,480
I-Flow	220,875 [a,b]	3,098,876
Matrixx Initiatives	139,358 [a]	2,040,201
Metabolix	76,000 [a,b]	832,200
Penwest Pharmaceuticals	340,800 [a,b]	886,080
Radnet	84,300 [a]	593,472
Res-Care	40,000 [a]	686,000
Spectranetics	127,200 [a,b]	1,063,392
Volcano	15,000 [a]	187,500
Xtent	100,000 [a,b]	500,000
		17,382,556
Industrials–20.9%		
Angelica	108,600	1,948,284
Comfort Systems USA	173,900	2,262,439
Dynamex	58,100 [a,b]	1,469,930
Flow International	68,732 [a]	638,520
Geo Group	53,404 [a,b]	1,518,810
Graham	31,500	1,121,085
Hub Group, Cl. A	50,500 [a]	1,660,945
ICT Group	114,239 [a,b]	1,152,672
LMI Aerospace	108,500 [a]	2,101,645
Multi-Color	52,400	1,171,664

Common Stocks (continued)	Shares		Value ($)
Industrials (continued)			
Northwest Pipe	14,600	a	620,354
Orion Marine Group	125,600	a	1,500,920
PeopleSupport	60,569	a,b	552,389
Powell Industries	24,800	a	976,376
Schawk	100,000		1,599,000
Tennant	75,900		3,021,579
			23,316,612
Information Technology−22.4%			
Anaren	38,751	a,b	490,588
Brocade Communications Systems	112,800	a	823,440
Digi International	46,900	a	541,226
InfuSystems Holdings	728,100	a,b	1,794,766
Interactive Intelligence	33,800	a	397,826
Internet Brands, Cl. A	160,700	a,b	1,184,359
Liquidity Services	155,325	a,b	1,242,600
Micrel	140,400	b	1,301,508
Microtune	114,000	a,b	417,240
Mind CTI	494,200		597,982
Moldflow	65,400	a	1,140,576
Ness Technologies	84,800	a	804,752
NetScout Systems	261,385	a	2,430,880
NeuStar, Cl. A	53,700	a	1,421,976
Omnicell	27,800	a	558,780
Perficient	174,200	a	1,383,148
Radiant Systems	70,350	a	982,789
RADWARE	212,700	a	2,173,794
Rudolph Technologies	152,450	a,b	1,489,437
Semtech	62,000	a,b	888,460
Website Pros	303,900	a	2,987,337
			25,053,464
Materials−3.5%			
Balchem	91,300		2,092,596
Horsehead Holding	94,350	a	1,092,573
Seabridge Gold	29,800	a,b	715,200
			3,900,369
Total Common Stocks			
(cost $130,969,314)			**109,104,365**

Other Investment—2.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,615,000)	2,615,000 c	**2,615,000**
Investment of Cash Collateral for Securities Loaned—26.9%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $30,081,442)	30,081,442 c	**30,081,442**
Total Investments (cost $163,665,756)	**126.8%**	**141,800,807**
Liabilities, Less Cash and Receivables	**(26.8%)**	**(29,973,482)**
Net Assets	**100.0%**	**111,827,325**

a   *Non-income producing security.*
b   *All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan is $28,308,477 and the total market value of the collateral held by the fund is $30,369,608, consisting of cash collateral of $30,081,442 and U.S. Government and agency securities valued at $288,166.*
c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Money Market Investments	29.2	Exchange Traded Funds	6.8
Information Technology	22.4	Financial	4.5
Industrials	20.9	Materials	3.5
Consumer Discretionary	15.6	Consumer Staples	1.5
Health Care	15.5		
Energy	6.9		**126.8**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $28,308,477)–Note 1(b):		
Unaffiliated issuers	130,969,314	109,104,365
Affiliated issuers	32,696,442	32,696,442
Receivable for investment securities sold		3,583,574
Dividends and interest receivable		230,247
Receivable for shares of Beneficial Interest subscribed		2,413
Prepaid expenses		27,788
		145,644,829
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		46,310
Cash overdraft due to Custodian		148,068
Liability for securities on loan–Note 1(b)		30,081,442
Payable for investment securities purchased		3,054,785
Payable for shares of Beneficial Interest redeemed		396,090
Accrued expenses		90,809
		33,817,504
Net Assets ($)		**111,827,325**
Composition of Net Assets ($):		
Paid-in capital		142,438,953
Accumulated Investment (loss)–net		(286,845)
Accumulated net realized gain (loss) on investments		(8,459,834)
Accumulated net unrealized appreciation (depreciation) on investments		(21,864,949)
Net Assets ($)		**111,827,325**

Net Asset Value Per Share

	Class A	Class B	Class C	Class T
Net Assets ($)	61,163,349	18,484,162	31,101,862	1,077,952
Shares Outstanding	4,517,721	1,506,748	2,527,722	82,448
Net Asset Value Per Share ($)	**13.54**	**12.27**	**12.30**	**13.07**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $19,768 foreign taxes withheld at source):	
Unaffiliated issuers	356,915
Affiliated issuers	88,786
Income from securities lending	228,944
Total Income	**674,645**
Expenses:	
Investment advisory fee–Note 3(a)	
Basic Fee	982,071
Performance adjustment	(746,273)
Shareholder servicing costs–Note 3(c)	371,451
Distribution fees–Note 3(b)	255,283
Professional fees	35,458
Registration fees	22,971
Prospectus and shareholders' reports	22,596
Custodian fees–Note 3(c)	11,535
Trustees' fees and expenses–Note 3(d)	1,190
Interest expense–Note 2	1,143
Miscellaneous	10,589
Total Expenses	**968,014**
Less–reduction in fees due to earnings credits–Note 1(b)	(6,524)
Net Expenses	**961,490**
Investment (Loss)–Net	**(286,845)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(2,504,233)
Net unrealized appreciation (depreciation) on investments	(38,024,749)
Net Realized and Unrealized Gain (Loss) on Investments	**(40,528,982)**
Net (Decrease) in Net Assets Resulting from Operations	**(40,815,827)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30, 2007
Operations ($):		
Investment (loss)–net	(286,845)	(5,401,927)
Net realized gain (loss) on investments	(2,504,233)	43,132,466
Net unrealized appreciation (depreciation) on investments	(38,024,749)	(8,280,205)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(40,815,827)**	**29,450,334**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(20,645,413)	(29,011,725)
Class B shares	(6,401,196)	(7,948,930)
Class C shares	(10,815,693)	(13,505,126)
Class T shares	(350,477)	(438,602)
Total Dividends	**(38,212,779)**	**(50,904,383)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,256,192	9,517,482
Class B shares	525,539	714,736
Class C shares	2,807,260	3,647,897
Class T shares	2,741	2,377
Dividends reinvested:		
Class A shares	18,162,740	24,656,459
Class B shares	5,384,907	6,525,156
Class C shares	7,318,092	8,916,392
Class T shares	336,410	420,841
Cost of shares redeemed:		
Class A shares	(41,028,108)	(48,938,162)
Class B shares	(7,028,113)	(14,954,755)
Class C shares	(13,970,594)	(17,609,984)
Class T shares	(323,433)	(693,360)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(24,556,367)**	**(27,794,921)**
Total Increase (Decrease) in Net Assets	**(103,584,973)**	**(49,248,970)**
Net Assets ($):		
Beginning of Period	215,412,298	264,661,268
End of Period	**111,827,325**	**215,412,298**
Undistributed investment (loss)–net	(286,845)	–

	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30, 2007
Capital Share Transactions:		
Class A[a]		
Shares sold	205,366	407,869
Shares issued for dividends reinvested	1,155,391	1,140,757
Shares redeemed	(2,363,080)	(2,166,212)
Net Increase (Decrease) in Shares Outstanding	**(1,002,323)**	**(617,586)**
Class B[a]		
Shares sold	36,803	35,291
Shares issued for dividends reinvested	377,094	322,389
Shares redeemed	(464,515)	(680,627)
Net Increase (Decrease) in Shares Outstanding	**(50,618)**	**(322,947)**
Class C		
Shares sold	196,038	179,874
Shares issued for dividends reinvested	511,040	439,668
Shares redeemed	(895,102)	(829,762)
Net Increase (Decrease) in Shares Outstanding	**(188,024)**	**(210,220)**
Class T		
Shares sold	180	113
Shares issued for dividends reinvested	22,132	19,926
Shares redeemed	(21,238)	(31,920)
Net Increase (Decrease) in Shares Outstanding	**1,074**	**(11,881)**

[a] *During the period ended March 31, 2008, 77,301 Class B shares representing $1,123,340, were automatically converted to 70,456 Class A shares and during the period ended September 30, 2007, 224,449 Class B shares representing $5,167,892 were automatically converted to 211,641 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	22.49	24.52	22.70	20.93	17.41	11.64
Investment Operations:						
Investment (loss)−net [a]	(.00)[b]	(.42)	(.42)	(.40)	(.47)	(.36)
Net realized and unrealized gain (loss) on investments	(4.44)	3.18	4.05	4.34	3.99	6.13
Total from Investment Operations	(4.44)	2.76	3.63	3.94	3.52	5.77
Distributions:						
Dividends from net realized gain on investments	(4.51)	(4.79)	(1.93)	(2.17)	–	–
Capital contribution by Dreyfus	–	–	.12	–	–	–
Net asset value, end of period	13.54	22.49	24.52	22.70	20.93	17.41
Total Return (%)[c]	(22.54)[d]	12.04	17.21[e]	18.92	20.22	49.57
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.90[f]	2.41	2.28	2.27	2.50	2.87
Ratio of net expenses to average net assets	.90[f,g]	2.41	2.28[g]	2.27[g]	2.50[g]	2.87
Ratio of net investment (loss) to average net assets	(.04)[f]	(1.80)	(1.71)	(1.84)	(2.21)	(2.64)
Portfolio Turnover Rate	50.02[d]	102.80	124.94	156.48	138.14	164.61
Net Assets, end of period ($ x 1,000)	61,163	124,125	150,493	127,664	93,371	43,247

[a] Based on average shares outstanding at each month end.

[b] Amount represents less than $.01 per share.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] If capital distribution had not been made by Dreyfus, total return for the year ended September 30, 2006 would have been 16.64%.

[f] Annualized.

[g] The difference for the period represents less than .01%.

See notes to financial statements.

Class B Shares	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	20.92	23.26	21.80	20.32	17.04	11.48
Investment Operations:						
Investment (loss)–net[a]	(.06)	(.56)	(.57)	(.55)	(.61)	(.46)
Net realized and unrealized gain (loss) on investments	(4.08)	3.01	3.84	4.20	3.89	6.02
Total from Investment Operations	(4.14)	2.45	3.27	3.65	3.28	5.56
Distributions:						
Dividends from net realized gain on investments	(4.51)	(4.79)	(1.93)	(2.17)	–	–
Capital contribution by Dreyfus	–	–	.12	–	–	–
Net asset value, end of period	12.27	20.92	23.26	21.80	20.32	17.04
Total Return (%)[b]	(22.85)[c]	11.12	16.31[d]	17.99	19.25	48.43
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.70[e]	3.20	3.07	3.05	3.28	3.65
Ratio of net expenses to average net assets	1.69[e]	3.20	3.07[f]	3.05[f]	3.28[f]	3.65
Ratio of net investment (loss) to average net assets	(.82)[e]	(2.60)	(2.50)	(2.63)	(3.01)	(3.42)
Portfolio Turnover Rate	50.02[c]	102.80	124.94	156.48	138.14	164.61
Net Assets, end of period ($ x 1,000)	18,484	32,580	43,738	45,544	40,525	23,970

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] If capital distribution had not been made by Dreyfus, total return for the year ended September 30, 2006 would have been 15.71%.
[e] Annualized.
[f] The difference for the period represents less than .01%.
See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	20.96	23.30	21.82	20.34	17.05	11.48
Investment Operations:						
Investment (loss)–net [a]	(.06)	(.56)	(.58)	(.55)	(.61)	(.45)
Net realized and unrealized gain (loss) on investments	(4.09)	3.01	3.87	4.20	3.90	6.02
Total from Investment Operations	(4.15)	2.45	3.29	3.65	3.29	5.57
Distributions:						
Dividends from net realized gain on investments	(4.51)	(4.79)	(1.93)	(2.17)	–	–
Capital contribution by Dreyfus	–	–	.12	–	–	–
Net asset value, end of period	12.30	20.96	23.30	21.82	20.34	17.05
Total Return (%) [b]	(22.89)[c]	11.21	16.34[d]	17.98	19.30	48.52
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.63[e]	3.18	3.06	3.04	3.27	3.62
Ratio of net expenses to average net assets	1.63[e,f]	3.18	3.06[f]	3.04[f]	3.27[f]	3.62
Ratio of net investment (loss) to average net assets	(.77)[e]	(2.57)	(2.49)	(2.62)	(3.00)	(3.39)
Portfolio Turnover Rate	50.02[c]	102.80	124.94	156.48	138.14	164.61
Net Assets, end of period ($ x 1,000)	31,102	56,924	68,186	59,675	49,038	25,503

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *If capital distribution had not been made by Dreyfus, total return for the year ended September 30, 2006 would have been 15.74%.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	21.92	24.07	22.37	20.71	17.28	11.58
Investment Operations:						
Investment (loss)–net [a]	(.03)	(.47)	(.48)	(.46)	(.52)	(.40)
Net realized and unrealized gain (loss) on investments	(4.31)	3.11	3.99	4.29	3.95	6.10
Total from Investment Operations	(4.34)	2.64	3.51	3.83	3.43	5.70
Distributions:						
Dividends from net realized gain on investments	(4.51)	(4.79)	(1.93)	(2.17)	–	–
Capital contribution by Dreyfus	–	–	.12	–	–	–
Net asset value, end of period	13.07	21.92	24.07	22.37	20.71	17.28
Total Return (%) [b]	(22.70) [c]	11.77	16.86 [d]	18.57	19.85	49.22
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.19 [e]	2.68	2.57	2.55	2.78	3.14
Ratio of net expenses to average net assets	1.18 [e]	2.68	2.56	2.54	2.78 [f]	3.14
Ratio of net investment (loss) to average net assets	(.30) [e]	(2.08)	(2.00)	(2.12)	(2.50)	(2.91)
Portfolio Turnover Rate	50.02 [c]	102.80	124.94	156.48	138.14	164.61
Net Assets, end of period ($ x 1,000)	1,078	1,783	2,245	1,885	1,697	795

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *If capital distribution had not been made by Dreyfus, total return for the year ended September 30, 2006 would have been 16.28%.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Enterprise Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation ("Manager" or "Dreyfus") serves as the fund's investment adviser. Founders Asset Management LLC ("Founders") serves as the fund's sub-investment adviser. Founders is a 90% owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"). The fund is closed to new investors. The fund's Board members and members of the fund's investment management team each will be allowed to open new accounts with a one time investment in the fund.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming BNY Mellon. As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended March 31, 2008, Mellon Bank earned $76,315 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended September 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax characters of distributions paid to shareholders during the fiscal year ended September 30, 2007, was as follows: ordinary income $30,570,267 and long-term capital gains $20,334,116. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during he period ended March 31, 2008 was approximately $51,200 with a related weighted average annualized interest rate of 4.46%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement with Dreyfus, the fund pays Dreyfus a monthly base fee equal to ¹⁄₁₂th of 1.25% of daily net assets averaged over the most recent month. Each month, before the base fee is paid, the base fee may be increased, or decreased, by a performance adjustment, at the monthly rate of ¹⁄₁₂th of .10% of daily net assets averaged over the past rolling 36 months for each percentage point by which the investment performance of the fund exceeds, or is exceeded by, the performance of the fund's reference index, the Russell 2000 Growth Index over the past rolling 36 months. The maximum performance adjustment for any month cannot exceed a monthly rate of ¹⁄₁₂th of .80% of daily net assets averaged over the past rolling 36 months. The minimum performance adjustment for any month cannot exceed a monthly rate of ¹⁄₁₂th of (.80%) of daily net assets averaged over the past rolling 36 months. The base fee, as adjusted, is accrued daily. During the period ended March 31, 2008, the management fee accrued by the fund (i.e., the sum of each monthly accrual of the base fee as adjusted by the performance adjustment), amounted to .30% of the funds average daily net assets, on an annualized basis.

Pursuant to a Sub-Investment Advisory Agreement with Founders, the sub-investment advisory fee is payable monthly by Dreyfus. Dreyfus pays Founders a sub-investment advisory fee equal to one-half of the management fee that Dreyfus receives from the fund.

During the period ended March 31, 2008, the Distributor retained $2,309 from commissions earned on sales of the fund's Class A shares and $49,934 and $2,267 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the average daily net assets of Class B and Class C shares, and .25% of the average daily net assets of Class T shares. During the period ended

March 31, 2008, Class B, Class C and Class T shares were charged $94,011, $159,510 and $1,762, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2008, Class A, Class B, Class C and Class T shares were charged $110,145, $31,337, $53,170 and $1,762, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $60,546 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2008, the fund was charged $11,535 pursuant to the custody agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended March 31, 2008, the fund was charged $6,524 pursuant to the cash management agreement.

During the period ended March 31, 2008, the fund was charged $2,709 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $121,064, Rule 12b-1 distribution plan fees $32,278, shareholder services plan fees $24,213, custodian fees $7,820, chief compliance officer fees $2,709 and transfer agency per account fees $19,730, which are offset against an incentive fee of $161,504.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2008, amounted to $77,981,747 and $139,135,004, respectively.

At March 31, 2008, accumulated net unrealized depreciation on investments was $21,864,949, consisting of $6,594,213 gross unrealized appreciation and $28,459,162 gross unrealized depreciation.

At March 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTES

For More Information

Dreyfus Premier Enterprise Fund
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPMGX	Class B: DMCGX	Class C: DMCCX
	Class T: DMCTX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

0534SA0308

Dreyfus Premier
Natural Resources Fund

SEMIANNUAL REPORT March 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

2	A Letter from the CEO
3	Discussion of Fund Performance
6	Understanding Your Fund's Expenses
6	Comparing Your Fund's Expenses With Those of Other Funds
7	Statement of Investments
11	Statement of Assets and Liabilities
12	Statement of Operations
13	Statement of Changes in Net Assets
15	Financial Highlights
20	Notes to Financial Statements

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Natural Resources Fund, covering the six-month period from October 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging times for equity investors during this recent bull market run. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the reporting period of October 1, 2007, through March 31, 2008, as provided by Alexander S. Marshall and William E. Costello, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended March 31, 2008, Dreyfus Premier Natural Resources Fund produced total returns of 8.60% for Class A shares, 8.18% for Class B shares, 8.21% for Class C shares, 8.74% for Class I shares and 8.36% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of –12.46% for the same period.[2] The S&P North American Natural Resources Sector Index, which more closely reflects the fund's composition, returned –1.03% for the reporting period.[3]

The stock market generally declined under pressure from slowing U.S. growth. However, natural resources-related stocks outperformed most other sectors of the market on the strength of high commodity prices, particularly in the areas of energy and metals-and-mining, which were bolstered by robust global demand and the declining value of the U.S. dollar. As a result, the S&P North American Natural Resources Sector Index produced higher returns than the fund's more broadly based benchmark. The fund outperformed both indices on the strength of good individual stock selections, particularly among independent energy exploration and production ("E&P") companies with significant exposure to natural gas.

The Fund's Investment Approach

The fund seeks long-term capital appreciation, normally investing at least 80% of its assets in stocks of companies in natural resources and natural-resource-related sectors. While the fund typically invests in U.S.-based companies, it may invest up to 45% of its total assets in foreign securities, including emerging market securities. The fund invests in growth and value stocks, typically maintaining exposure to the major natural resources sectors. Using fundamental research and direct management contact, we seek stocks of companies with strong positions in their sector, sustained achievement records and strong financial conditions. We also look for special situations, such as corporate restructurings, turnarounds or management changes that could increase the stock price.

Benefiting from Strength in Natural Gas

The broad U.S. stock market was undermined during the reporting period by slowing U.S. economic growth and an intensifying credit crisis that originated in the sub-prime mortgage market and spread to other areas of the financial markets. Despite these adverse domestic influences, the global economy generally continued its robust expansion. Rising demand for energy and raw materials from fast-growing economies, such as China and India, drove many commodity prices sharply higher. Crude oil climbed by more than 25% from approximately $80 a barrel at the beginning of the reporting period to well over $100 a barrel by March 31, 2008. Natural gas rose by an even greater percentage, increasing from roughly $7/MMBtu to over $10/MMBtu by the end of the reporting period.

With roughly 80% of its holdings in oil-and-gas related stocks, the fund was well positioned to capitalize on these trends. Performance benefited from our emphasis on independent E&P companies, which tend to be more sensitive to rising commodity prices than major integrated energy companies. Top E&P performers included Concho Resources and Continental Resources, which maintain mixed oil and gas operations, as well as Southwestern Energy and SandRidge Energy, both of which focus primarily on natural gas. Another E&P holding, Denbury Resources, gained ground due to its enhanced oil recovery capabilities, which frees additional oil from previously tapped deposits.

Good Stock Selections Boosted Returns

In other areas of the energy-related resources market, the fund benefited from good individual stock selections in the face of uneven sub-sector performance. Oil-services stocks generally lagged in early 2008 after a strong run in 2007. However, the fund avoided or underweighted some of the area's weaker companies, and we emphasized several relatively good performers, such as Dawson Geophysical and Hornbeck Offshore Services. Similarly, among major integrated oil and gas companies, the fund steered clear of the area's poorer performers in favor of holdings such as Hess and BG Group, which delivered comparatively strong returns.

Non-energy related holdings produced more mixed results. Returns were bolstered by the fund's move to avoid paper and forest-products stocks, and by investments in agricultural chemical companies, such as Monsanto and Agrium. However underweighted exposure to gold stocks and disappointing timing in the purchase of steel producer Allegheny Technologies undermined the fund's relative performance.

An Attractive Environment for Select Natural Resources

As of the end of the reporting period, we have continued to emphasize independent E&P energy companies, particularly those with significant exposure to natural gas. At the same time, we have de-emphasized major integrated oil and gas producers. This position reflects our view that petroleum prices are likely to remain at attractive levels, while natural gas remains undervalued. Among the fund's non-energy holdings, we have maintained an overweighted position among agricultural chemical stocks, which have benefited from intensifying demand for biofuels. We also have continued to hold relatively few gold stocks, which appear likely to depend on currency fluctuations for future gains.

April 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *SOURCE: Standard and Poor's — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The S&P North American Natural Resources Sector Index was developed by Goldman Sachs as an equity benchmark for U.S.-traded natural resources-related stocks. The index includes companies in the following categories: extractive industries, energy companies, owners and operators of timber tracts, forestry services, producers of pulp and paper, and owners of plantations. It is a modified capitalization-weighted index and component companies must meet objective criteria for inclusion.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Natural Resources Fund from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.82	$ 11.76	$ 11.66	$ 6.73	$ 10.47
Ending value (after expenses)	$1,086.00	$1,081.80	$1,082.10	$1,087.40	$1,083.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.57	$ 11.38	$ 11.28	$ 6.51	$ 10.13
Ending value (after expenses)	$1,017.50	$1,013.70	$1,013.80	$1,018.55	$1,014.95

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.26% for Class B, 2.24% for Class C, 1.29% for Class I and 2.01% for Class T; multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2008 (Unaudited)

Common Stocks—96.9%	Shares		Value ($)
Chemicals—3.4%			
Agrium	5,500		341,605
Celanese, Ser. A	7,890		308,104
Monsanto	3,410		380,215
Potash of Saskatchewan	1,600		248,336
Praxair	2,800		235,844
			1,514,104
Coal & Consumable Fuels—2.3%			
Alpha Natural Resources	7,050	a	306,252
Consol Energy	3,300		228,327
Peabody Energy	9,440		481,440
			1,016,019
Diversified Metals & Mining—2.5%			
BHP Billiton, ADR	6,100		401,685
Freeport-McMoRan Copper & Gold	3,900		375,258
Rio Tinto, ADR	350		144,144
Teck Cominco, Cl. B	4,400		180,595
			1,101,682
Food—Dairy Products—.8%			
Smithfield Foods	13,100	a	**337,456**
Gold—2.7%			
Agnico-Eagle Mines	6,200		419,802
Barrick Gold	10,000		434,500
Kinross Gold	14,760		326,344
			1,180,646
Industrials—4.8%			
Gamesa Corp Tecnologica	11,280		514,662
McDermott International	13,100	a	718,142
URS	4,280	a	139,913
Vestas Wind Systems	6,600		721,006
			2,093,723
Integrated Oil & Gas—9.3%			
BG Group	32,140		744,386
Exxon Mobil	5,670		479,569
Hess	5,710		503,508
Marathon Oil	14,970		682,632

Common Stocks (continued)	Shares	Value ($)
Integrated Oil & Gas (continued)		
Occidental Petroleum	7,100	519,507
Petroleo Brasileiro, ADR	6,730	687,200
Suncor Energy	4,700	452,845
		4,069,647
Oil & Gas Drilling & Equipment–4.2%		
Hercules Offshore	21,000 a	527,520
Noble	7,140	354,644
Transocean	7,144 a	965,869
		1,848,033
Oil & Gas Equipment & Services–15.1%		
Cameron International	10,220 a	425,561
Compagnie Generale de Geophysique-Veritas, ADR	12,950 a	641,154
Dawson Geophysical	5,000 a	337,500
Exterran Holdings	5,400 a	348,516
Halliburton	15,600	613,548
Hornbeck Offshore Services	15,340 a	700,578
Mitcham Industries	23,020 a	410,216
National Oilwell Varco	9,000 a	525,420
Oceaneering International	6,700 a	422,100
Schlumberger	11,330	985,710
Smith International	6,000	385,380
Weatherford International	11,760 a	852,247
		6,647,930
Oil & Gas Exploration & Production–39.9%		
Anadarko Petroleum	11,470	722,954
Apache	10,130	1,223,907
Arena Resources	9,560 a	370,068
ATP Oil & Gas	10,250 a	335,380
Cabot Oil & Gas	13,800	701,592
Canadian Natural Resources	6,300	430,038
Carrizo Oil & Gas	6,900 a	408,963
Chesapeake Energy	18,910	872,697
Concho Resources	41,420 a	1,062,009
Continental Resources	25,410 a	810,325
Crescent Point Energy Trust	7,980	222,502

Common Stocks (continued)	Shares	Value ($)
Oil & Gas Exploration & Production (continued)		
Denbury Resources	22,800 a	650,940
Devon Energy	8,970	935,840
EOG Resources	3,590	430,800
EXCO Resources	25,500 a	471,750
Forest Oil	12,200 a	597,312
Goodrich Petroleum	12,500 a	376,000
Helix Energy Solutions Group	11,000 a	346,500
Newfield Exploration	12,300 a	650,055
Noble Energy	7,400	538,720
Quicksilver Resources	19,180 a	700,645
Range Resources	11,600	736,020
SandRidge Energy	23,950 a	937,643
Southwestern Energy	32,880 a	1,107,727
TXCO Resources	15,120 a	187,186
Ultra Petroleum	9,100 a	705,250
XTO Energy	16,375	1,012,958
		17,545,781
Oil & Gas Refining & Marketing–2.3%		
Frontier Oil	10,330	281,596
Holly	7,130	309,513
Valero Energy	8,130	399,264
		990,373
Oil & Gas Storage & Transportation–1.8%		
Overseas Shipholding Group	2,900	203,116
Williams	17,430	574,841
		777,957
Steel–1.3%		
Allegheny Technologies	2,600	185,536
Tenaris, ADR	7,800	388,830
		574,366
Utilities–6.5%		
Edison International	4,720	231,374
Entergy	4,100	447,228
FPL Group	5,600	351,344
MDU Resources Group	9,070	222,669
PG & E	4,990	183,732

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Public Service Enterprise Group	8,470	340,409
Questar	11,640	658,358
Sempra Energy	8,240	439,027
		2,874,141
Total Common Stocks		
(cost $32,644,631)		**42,571,858**

Other Investment—3.1%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,351,000)	1,351,000 b	**1,351,000**

Total Investments (cost $33,995,631)	**100.0%**	**43,922,858**
Cash and Receivables (Net)	**.0%**	**7,196**
Net Assets	**100.0%**	**43,930,054**

a   Non-income producing security.
b   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Oil & Gas Exploration & Production	39.9	Gold	2.7
Oil & Gas Equipment & Services	15.1	Diversified Metals & Mining	2.5
Integrated Oil & Gas	9.3	Oil & Gas Refining & Marketing	2.3
Utilities	6.5	Coal & Consumable Fuels	2.3
Industrials	4.8	Oil & Gas Storage & Transportation	1.8
Oil & Gas Drilling & Equipment	4.2	Steel	1.3
Chemicals	3.4	Food–Dairy Products	.8
Money Market Investment	3.1		**100.0**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments–Note 1(c):		
Unaffiliated issuers	32,644,631	42,571,858
Affiliated issuers	1,351,000	1,351,000
Cash		61,432
Cash denominated in foreign currencies	1,539	1,497
Receivable for shares of Beneficial Interest subscribed		100,469
Dividends receivable		25,821
Prepaid expenses		29,150
		44,141,227
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		53,981
Payable for investment securities purchased		65,052
Payable for shares of Beneficial Interest redeemed		57,355
Accrued expenses		34,785
		211,173
Net Assets ($)		**43,930,054**
Composition of Net Assets ($):		
Paid-in capital		32,739,852
Accumulated investment (loss)–net		(166,102)
Accumulated net realized gain (loss) on investments		1,429,127
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		9,927,177
Net Assets ($)		**43,930,054**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	28,746,914	6,401,224	6,697,297	710,933	1,373,686
Shares Outstanding	899,891	207,349	215,954	22,004	43,418
Net Asset Value Per Share ($)	**31.94**	**30.87**	**31.01**	**32.31**	**31.64**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $3,206 foreign taxes witheld at source):	
Unaffiliated issuers	123,798
Affiliated issuers	21,532
Income from securities lending	5,044
Interest income	223
Total Income	**150,597**
Expenses:	
Management fee—Note 3(a)	134,945
Shareholder servicing costs—Note 3(c)	71,735
Distribution fees—Note 3(b)	46,355
Registration fees	29,261
Auditing fees	16,523
Prospectus and shareholders' reports	5,734
Custodian fees—Note 3(c)	4,177
Legal fees	1,594
Trustees' fees and expenses—Note 3(d)	606
Miscellaneous	7,835
Total Expenses	**318,765**
Less—reduction in fees due to earnings credits—Note 1(c)	(2,066)
Net Expenses	**316,699**
Investment (Loss)—Net	**(166,102)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	1,761,265
Net realized gain (loss) on forward currency exchange contracts	(1,274)
Net Realized Gain (Loss)	**1,759,991**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	1,250,133
Net Realized and Unrealized Gain (Loss) on Investments	**3,010,124**
Net Increase in Net Assets Resulting from Operations	**2,844,022**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30, 2007 [a]
Operations ($):		
Investment (loss)–net	(166,102)	(276,485)
Net realized gain (loss) on investments	1,759,991	2,856,541
Net unrealized appreciation (depreciation) on investments	1,250,133	6,278,163
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**2,844,022**	**8,858,219**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(1,592,885)	(486,343)
Class B shares	(442,315)	(196,653)
Class C shares	(459,754)	(162,514)
Class I shares	(53,734)	(20,812)
Class T shares	(87,763)	(29,625)
Total Dividends	**(2,636,451)**	**(895,947)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	14,638,607	6,052,728
Class B shares	1,780,423	625,161
Class C shares	1,637,081	1,279,843
Class I shares	58,820	119,684
Class T shares	384,448	455,837
Dividends reinvested:		
Class A shares	1,414,922	432,090
Class B shares	382,996	167,393
Class C shares	422,809	149,777
Class I shares	43,962	20,812
Class T shares	48,588	20,459
Cost of shares redeemed:		
Class A shares	(3,914,150)	(9,826,873)
Class B shares	(1,187,855)	(3,216,734)
Class C shares	(878,745)	(1,737,375)
Class I shares	(95,291)	(204,957)
Class T shares	(174,493)	(563,268)
Increase (Decrease) in Net Assets from **Beneficial Interest Transactions**	**14,562,122**	**(6,225,423)**
Total Increase (Decrease) in Net Assets	**14,769,693**	**1,736,849**
Net Assets ($):		
Beginning of Period	29,160,361	27,423,512
End of Period	**43,930,054**	**29,160,361**
Undistributed investment (loss)–net	(166,102)	–

	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	462,549	217,925
Shares issued for dividends reinvested	46,652	17,465
Shares redeemed	(125,427)	(390,164)
Net Increase (Decrease) in Shares Outstanding	**383,774**	**(154,774)**
Class B[b]		
Shares sold	58,501	23,879
Shares issued for dividends reinvested	13,036	6,914
Shares redeemed	(38,749)	(129,950)
Net Increase (Decrease) in Shares Outstanding	**32,788**	**(99,157)**
Class C		
Shares sold	53,029	46,407
Shares issued for dividends reinvested	14,327	6,166
Shares redeemed	(29,000)	(68,387)
Net Increase (Decrease) in Shares Outstanding	**38,356**	**(15,814)**
Class I		
Shares sold	1,810	4,372
Shares issued for dividends reinvested	1,434	835
Shares redeemed	(2,921)	(8,273)
Net Increase (Decrease) in Shares Outstanding	**323**	**(3,066)**
Class T		
Shares sold	12,331	17,009
Shares issued for dividends reinvested	1,615	830
Shares redeemed	(5,496)	(21,241)
Net Increase (Decrease) in Shares Outstanding	**8,450**	**(3,402)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended March 31, 2008, 15,653 Class B shares representing $485,184, were automatically converted to 15,157 Class A shares and during the period ended September 30, 2007, 13,419 Class B shares representing $345,374 were automatically converted to 13,112 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,			
		2007	2006	2005	2004[a]
Per Share Data ($):					
Net asset value, beginning of period	31.84	22.99	24.40	16.96	12.50
Investment Operations:					
Investment income (loss)−net[b]	(.11)	(.21)	(.13)	.13	.10
Net realized and unrealized gain (loss) on investments	2.73	9.97	.31	7.90	4.36
Total from Investment Operations	2.62	9.76	.18	8.03	4.46
Distributions:					
Dividends from investment income−net	–	–	(.35)	(.06)	–
Dividends from net realized gain on investments	(2.52)	(.91)	(1.24)	(.53)	–
Total Distributions	(2.52)	(.91)	(1.59)	(.59)	–
Net asset value, end of period	31.94	31.84	22.99	24.40	16.96
Total Return (%)[c]	8.60[d]	43.63	.88	48.74	35.68[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.50[e]	1.69	1.70	2.57	6.80[d]
Ratio of net expenses to average net assets	1.50[e,f]	1.68	1.50	1.51	1.38[d]
Ratio of net investment income (loss) to average net assets	(.68)[e]	(.80)	(.52)	.66	.65[d]
Portfolio Turnover Rate	30.21[d]	55.94	69.92	114.16	155.28[d]
Net Assets, end of period ($ x 1,000)	28,747	16,435	15,423	8,278	2,162

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class B Shares	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,			
		2007	2006	2005	2004[a]
Per Share Data ($):					
Net asset value, beginning of period	30.97	22.55	24.10	16.84	12.50
Investment Operations:					
Investment (loss)−net[b]	(.22)	(.40)	(.31)	(.00)[c]	(.01)
Net realized and unrealized gain (loss) on investments	2.64	9.73	.29	7.82	4.35
Total from Investment Operations	2.42	9.33	(.02)	7.82	4.34
Distributions:					
Dividends from investment income−net	–	–	(.29)	(.03)	–
Dividends from net realized gain on investments	(2.52)	(.91)	(1.24)	(.53)	–
Total Distributions	(2.52)	(.91)	(1.53)	(.56)	–
Net asset value, end of period	30.87	30.97	22.55	24.10	16.84
Total Return (%)[d]	8.18[e]	42.55	.03	47.71	34.72[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.27[f]	2.47	2.49	3.19	8.44[e]
Ratio of net expenses to average net assets	2.26[f]	2.47[g]	2.25	2.26	2.07[e]
Ratio of net investment (loss) to average net assets	(1.40)[f]	(1.57)	(1.29)	(.01)	(.05)[e]
Portfolio Turnover Rate	30.21[e]	55.94	69.92	114.16	155.28[e]
Net Assets, end of period ($ x 1,000)	6,401	5,406	6,172	6,634	718

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Annualized.*
[g] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,			
		2007	2006	2005	2004[a]
Per Share Data ($):					
Net asset value, beginning of period	31.08	22.63	24.15	16.85	12.50
Investment Operations:					
Investment income (loss)−net[b]	(.21)	(.40)	(.31)	.01	(.01)
Net realized and unrealized gain (loss) on investments	2.66	9.76	.31	7.82	4.36
Total from Investment Operations	2.45	9.36	−	7.83	4.35
Distributions:					
Dividends from investment income−net	−	−	(.28)	−	−
Dividends from net realized gain on investments	(2.52)	(.91)	(1.24)	(.53)	−
Total Distributions	(2.52)	(.91)	(1.52)	(.53)	−
Net asset value, end of period	31.01	31.08	22.63	24.15	16.85
Total Return (%)[c]	8.21[d]	42.58	.09	47.68	34.80[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.25[e]	2.41	2.42	3.17	8.12[d]
Ratio of net expenses to average net assets	2.24[e]	2.41[f]	2.25	2.21	2.07[d]
Ratio of net investment income (loss) to average net assets	(1.36)[e]	(1.52)	(1.28)	.03	(.09)[d]
Portfolio Turnover Rate	30.21[d]	55.94	69.92	114.16	155.28[d]
Net Assets, end of period ($ x 1,000)	6,697	5,521	4,377	3,857	604

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class I Shares	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,			
		2007[a]	2006	2005	2004[b]
Per Share Data ($):					
Net asset value, beginning of period	32.14	23.14	24.53	17.01	12.50
Investment Operations:					
Investment income (loss)−net[c]	(.07)	(.15)	(.07)	.15	.11
Net realized and unrealized gain (loss) on investments	2.76	10.06	.29	7.98	4.40
Total from Investment Operations	2.69	9.91	.22	8.13	4.51
Distributions:					
Dividends from investment income−net	–	–	(.37)	(.08)	–
Dividends from net realized gain on investments	(2.52)	(.91)	(1.24)	(.53)	–
Total Distributions	(2.52)	(.91)	(1.61)	(.61)	–
Net asset value, end of period	32.31	32.14	23.14	24.53	17.01
Total Return (%)	8.74[d]	44.01	1.12	49.15	36.08[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.30[e]	1.45	1.38	2.61	8.19[d]
Ratio of net expenses to average net assets	1.29[e]	1.45[f]	1.25	1.23	1.15[d]
Ratio of net investment income (loss) to average net assets	(.41)[e]	(.57)	(.28)	.81	.75[d]
Portfolio Turnover Rate	30.21[d]	55.94	69.92	114.16	155.28[d]
Net Assets, end of period ($ x 1,000)	711	697	573	287	340

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[c] *Based on avearge shares outstanding at each month end.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2008 (Unaudited)	2007	2006	2005	2004[a]
		Year Ended September 30,			
Per Share Data ($):					
Net asset value, beginning of period	31.63	22.93	24.38	16.93	12.50
Investment Operations:					
Investment income (loss)−net[b]	(.18)	(.31)	(.19)	.06	.04
Net realized and unrealized gain (loss) on investments	2.71	9.92	.30	7.92	4.39
Total from Investment Operations	2.53	9.61	.11	7.98	4.43
Distributions:					
Dividends from investment income−net	–	–	(.32)	–	–
Dividends from net realized gain on investments	(2.52)	(.91)	(1.24)	(.53)	–
Total Distributions	(2.52)	(.91)	(1.56)	(.53)	–
Net asset value, end of period	31.64	31.63	22.93	24.38	16.93
Total Return (%)[c]	8.36[d]	43.08	.60	48.36	35.44[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.01[e]	2.06	2.05	3.03	9.09[d]
Ratio of net expenses to average net assets	2.01[e,f]	2.06[f]	1.75	1.80	1.61[d]
Ratio of net investment income (loss) to average net assets	(1.13)[e]	(1.18)	(.80)	.30	.25[d]
Portfolio Turnover Rate	30.21[d]	55.94	69.92	114.16	155.28[d]
Net Assets, end of period ($ x 1,000)	1,374	1,106	880	434	286

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Natural Resources Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on the exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees.

Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gains or losses on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended March 31, 2008, Mellon Bank earned $2,162 from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended September 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax characters of distributions paid to shareholders during the fiscal year ended September 30, 2007, was as follows: ordinary income $323,918 and long-term capital gains $572,029. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $500 thousand for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended March 31, 2008, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended March 31, 2008, the Distributor retained $7,662 and $10 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $3,945 and $1,187 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2008, Class B, Class C and Class T shares were charged $22,213, $22,646 and $1,496, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2008, Class A, Class B, Class C and Class T shares were charged $27,649, $7,404, $7,549 and $1,496, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $15,001 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended March 31, 2008, the fund was charged $1,421 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2008, the fund was charged $4,177 pursuant to the custody agreement.

During the period ended March 31, 2008, the fund was charged $2,709 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $27,034, Rule 12b-1 distribution plan fees $8,405, shareholder services plan fees $8,858, custodian fees $2,075, chief compliance officer fees $2,709 and transfer agency per account fees $4,900.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended March 31, 2008, amounted to $21,859,620 and $10,661,147, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between the dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which typically limited to the unrealized gain on each open contract. At March 31, 2008, the fund did not have any open forward currency exchange contracts.

At March 31, 2008, accumulated net unrealized appreciation on investments was $9,927,227, consisting of $10,683,615 gross unrealized appreciation and $756,388 gross unrealized depreciation.

At March 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

For More Information

**Dreyfus Premier
Natural Resources Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DNLAX	Class B: DLDBX	Class C: DLDCX
	Class I: DLDRX	Class T: DLDTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

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